EXHIBIT 12.1

CDW CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year ended December 31,					Three months ended March 31,
(dollars in millions)	2008	2009	2010	2011	2012	2012	2013

Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(1,777.2)	$(461.2)	$(37.1)	$28.3	$185.8	$15.1	$44.4
Distributed income from equity investees	—	—	0.2	0.5	1.2	0.5	0.5
Fixed charges	397.3	413.1	420.7	324.9	312.4	80.5	73.2

Total earnings	$(1,379.9)	$(48.1)	$383.8	$353.7	$499.4	$96.1	$118.1

Computation of fixed charges:
Interest expense	$351.8	$389.3	$394.7	$302.0	$294.4	$73.9	$69.2
Amortization of deferred financing costs and debt premium	38.6	16.2	18.0	15.7	13.6	5.2	3.0
Portion of rent expense representative of interest (1)	6.9	7.6	8.0	7.2	4.4	1.4	1.0

Total fixed charges	$397.3	$413.1	$420.7	$324.9	$312.4	$80.5	$73.2

Ratio of earnings to fixed charges	(2)	(2)	(2)	1.1	1.6	1.2	1.6

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.

(2)	For the years ended December 31, 2008, 2009 and 2010, earnings available for fixed charges were inadequate to cover fixed charges by $1,777.2 million, $461.2 million and $37.0 million, respectively.